Exhibit 3.65

ARTICLES OF INCORPORATION

OF

COLUMBIA POLK GENERAL HOSPITAL, INC.

I.

The name of the corporation is “Columbia Polk General Hospital, Inc.”

II.

The number of shares the corporation is authorized to issue is 1,000/$1.00 par value.

III.

The street address of the initial registered office of the corporation is c/o Paranet Corporation Services, Inc., 3761 Venture Drive, Suite 260, Duluth, Gwinnett County, Georgia 30136 and the initial registered agent of the corporation at such address is Paranet Corporation Services, Inc.

IV.

The name and address of each incorporator is Charles A. Coyle, 66 Luckie Street, Atlanta, Georgia 30303.

V.

The mailing address of the initial principal office of the corporation is One Park Plaza, Nashville, Tennessee 37203.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

This 19th day of October, 1995.

Charles A. Coyle